

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 5, 2016

Jon C. Scahill
Chief Executive Officer
Quest Patent Research Corporation
411 Theodore Fremd Ave. Suite 206S
Rye, NY 10580-1411

Re: **Quest Patent Research Corporation**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed February 3, 2016
     File No. 333-208636

Dear Mr. Scahill:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management

Executive Compensation, page 34

1. Please ensure that you have updated your disclosure, here and elsewhere in your prospectus as applicable, to reflect information for your recently completed fiscal year ending December 31, 2015. In this regard, refer to Regulation S-K Compliance and Disclosure Interpretations 117.05 located at our web-site, www.sec.gov.

Incorporation of Certain Information by Reference, page 41

2. We note that you have incorporated certain information by reference, however, it does not appear that you are eligible to do so. Smaller reporting companies must meet each of our existing eligibility requirements and conditions to use forward incorporation by

reference on Form S-1. For example, forward incorporation is not available for smaller reporting companies that are and during the last three years were issuers for offerings of penny stock. Please revise your registration statement accordingly.

You may contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products